Exhibit 99.1

Clinical Trial Published in the Journal of Shoulder and Elbow Surgery Concludes that

CollPlant’s Vergenix™ STR Effectively Demonstrates Significant Clinical Improvements in Tennis Elbow

-	59% improvement in a key measure in patients with chronic tennis elbow at 6 months after treatment
-	Vergenix™STR is currently sold in Europe; CollPlant plans to pursue FDA regulatory approval in U.S.

Ness Ziona, December 10, 2018, CollPlant (NASDAQ:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products, today announced a clinical trial published regarding its Vergenix™STR in the treatment of tennis elbow. The peer reviewed paper titled, “First clinical experience with a new injectable recombinant human collagen scaffold combined with autologous platelet-rich plasma for the treatment of lateral epicondylar tendinopathy (tennis elbow)” was published in the Journal of Shoulder and Elbow Surgery.

An estimated 1% to 3% of the population has lateral epicondylar tendinopathy, more commonly known as tennis elbow. The condition is characterized by micro tearing and degeneration of tendons. Current standard of care, which often does not alleviate the condition, includes steroids, physical therapy, needling, injecting platelet-rich plasma, ultrasound tenotomy, or surgery.

Vergenix™STR is an injectable gel comprised of cross-linked bioengineered recombinant human type I collagen combined with autologous platelet-rich plasma (PRP). Vergenix™STR forms a collagen-fibrin matrix that serves as a scaffold for cell recruitment.

The clinical trial, which was concluded in August 2016, enrolled 40 patients and evaluated three key measures of tennis elbow at 6 months post-treatment. The mean Patient-Rated Tennis Elbow Evaluation score showed a 59% improvement (reduction) from baseline at 6 months. Grip strength increased by 28% from 28.8 kg at baseline to 36.8 kg at 6 months. In 68% of patients, improvements in sonographic tendon appearance were evident. No systemic or local severe adverse events were reported.

“Based on the very favorable data reported, this study concluded that Vergenix™STR demonstrated significant clinical improvements in patients with tennis elbow. Vergenix™STR offers a unique, and effective method to treat a wide range of tendinopathies with just a single application to initiate the healing process,” stated Yehiel Tal, CollPlant’s Chief Executive Officer. “In the U.S. market alone, there are estimated to be over 3 million procedures annually to treat tendinopathy. We look forward to advancing Vergenix™STR through the FDA approval process and into commercialization in the U.S.”

Vergenix™STR has a CE mark and is currently sold in Europe. CollPlant plans to conduct a pre-submission meeting with the U.S. Food and Drug Administration in the coming weeks.

About Vergenix™STR

Vergenix™STR is primarily made of crosslinked recombinant human collagen (rhCollagen) and is intended to be combined with platelet-rich plasma (PRP), a concentrated blood plasma derived from the patient’s own blood that contains high levels of platelets, which are critical to the healing process. Platelets contain growth factors which are responsible for stimulating tissue generation and repair, including soft tissue repair, bone regeneration, development of new blood vessels, and stimulation of the healing process. Upon administration, CollPlant’s Vergenix™STR serves as a scaffold to support cell adhesion and proliferation involved in tendon healing, while maintaining growth factor-containing PRP in the vicinity of the injury. After injection into the affected area, the product forms a viscous gel matrix, holding the platelet concentrate in place. The formed matrix then has the ability to release growth factors in a controlled manner and with controlled biodegradation time, thereby enabling optimal healing.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600- 0
Email: Eran@collplant.com